SIDLEY AUSTIN llp 787 Seventh Avenue New York, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG houston LONDON	LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

Founded 1866

May 25, 2012

Rose Zukin, Esq.

Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 20549

Re:	Maiden Holdings, Ltd. (“Maiden”) and Maiden Holdings North America, Ltd. (“Maiden NA”) Registration Statement on Form S-3 (File Nos. 333-181408 and 333-181408-01)

Dear Ms. Zukin:

We are in receipt of your comment letter of May 23, 2012, regarding the above-referenced Registration Statement of Maiden and Maiden NA.

On behalf of Maiden and Maiden NA, we hereby respond to the comment provided by you and other members of the Securities and Exchange Commission (the “Commission”) staff (the “Staff”).

We have discussed the Staff’s comment with representatives of Maiden and Maiden NA, and the requested change has been made in the revised disclosure included in Amendment No. 1 to the Registration Statement being filed today pursuant to Rule 472 under the Securities Act of 1933, as amended. Maiden and Maiden NA are also filing with the Commission today a request that the effective date for the Registration Statement be accelerated so that it will be declared effective at 4:30 p.m., New York City time, on Wednesday, May 30, 2012.

Each of Maiden and Maiden NA acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the documents of either Maiden or Maiden NA.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Maiden Holdings, Ltd.

Maiden Holdings North America, Ltd.

May 25, 2012

Please do not hesitate to contact me at (212) 839-5684 if you have comments or if you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Samir A. Gandhi
Samir A. Gandhi, Esq.

CC:	Lawrence F. Metz Maiden Holdings, Ltd. Maiden Holdings North America, Ltd.